Exhibit 8.3

[Bybel Rutledge LLP Letterhead]

July 11, 2011

Board of Directors
Berkshire Bancorp, Inc.
1101 Woodland Road
Wyomissing, PA  19610

Re:	Merger of Customers Bancorp, Inc. and Berkshire Bancorp, Inc
Our File No. 36-003

Dear Members of the Board:

You have requested our opinion in connection with the transaction contemplated by the Agreement and Plan of Merger dated August 23, 2010, and amended April 27, 2011, (the “Agreement”) by and among Customers Bancorp, Inc. (“Customers”), Berkshire Bancorp, Inc. (“Berkshire”), Customers Bank, and Berkshire Bank pursuant to which Berkshire will merge with and into Customers (the “Merger”).  At the Effective Date of the Merger as defined in the Agreement, each share of Berkshire Common Stock issued and outstanding immediately prior to the Effective Date will be converted into the right to receive Customers Common Stock as provided in Section 3.1.3 of the Agreement.  No fractional shares of Customers Common Stock will be issued in this transaction.  In lieu thereof, shareholders of Customers and Berkshire will, to the extent relevant, receive cash in an amount determined pursuant to Section 3.2.2(f) of the Agreement.  All shares of Berkshire Common Stock owned by Customers or Berkshire and any of their subsidiaries at the Effective Date (other than Berkshire shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and other than Berkshire shares held, directly or indirectly, by Customers, Berkshire, or any of their subsidiaries in respect of a debt previously contracted) will be canceled, and no shares of Customers Common Stock or other property will be delivered in exchange therefor.

This opinion is furnished pursuant to the requirements of Section 8.2.4 of the Agreement.  All capitalized terms used herein, unless otherwise specified, have the meanings assigned to them in the Agreement and its exhibits.

In connection with providing our opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of: the Agreement and the exhibits and schedules thereto; the Officers’ Certificates of Customers and Berkshire, attached hereto; and other documents that we deem necessary or appropriate for the individual opinions set forth below.  We have assumed the Merger will be consummated as provided for and under the terms of the Agreement as of the date hereof.  In addition, we have assumed that Customers will be a duly formed one-bank holding company upon the terms and in such manner as described in the Registration Statement and as provided for in its Exhibits both as of the effective date of the Registration Statement and as contemplated by the Agreement.  In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the latter documents.  As to any facts material to this opinion that we did not independently establish or verify, we have relied upon the foregoing documents and upon statements and representations of officers and other representatives of Customers and Berkshire, including certain written representations of the managements of each of Customers and Berkshire.  The opinions we express are conditioned on the initial and continuing accuracy of the facts, information and representations contained in the aforesaid documents or otherwise referred to above.

Board of Directors of Berkshire Bancorp, Inc.
July 11, 2011

We are expressing our opinion only as to matters expressly addressed herein as of the date hereof.  We are not expressing any opinion as to any other matters, or any other aspects of the transactions contemplated by this letter, whether discussed herein or not.  In addition, no opinion is expressed with respect to the federal income tax consequences of any consideration paid or deemed paid for BBI stock to be used for the repurchase and retirement of the Fixed Rate Cumulative Perpetual Preferred Stock, Series A (liquidation preference $1,000 per share) that were issued in connection with the United States Treasury Departments Capital Purchase Program (the “TARP Program”), the Fixed Rate Cumulative Perpetual Preferred Stock, Series B (liquidation preference $1,000 per share) that were authorized in connection with the TARP Program, or the warrant to acquire the TARP Shares Series B and termination and satisfaction of all of Berkshire’s obligations under the TARP Program.  No opinion should be inferred as to any other matters, including without limitation, any other U.S. federal income tax issues with respect to the Merger or any related transactions or any state, local or foreign tax treatment of the Merger or any related transactions.

In preparing our opinion, we have considered applicable provisions of the Internal Revenue Code (“Code”), Treasury regulations, pertinent judicial authorities, interpretative rulings of the Internal Revenue Service (“IRS”) and other authorities that we deem relevant, any of which could be changed at any time.  Any such changes might be retroactive with respect to transactions entered into prior to the date of the changes and could significantly modify one or more of the opinions expressed below. Nevertheless, we undertake no responsibility to advise you of any subsequent developments in the application of the United States federal income tax laws.

As you are aware, no ruling has been or will be requested from the IRS concerning the United States federal income tax consequences of the Merger. In reviewing this opinion, you should be aware that the opinions set forth below represent our conclusion regarding the application of existing United States federal income tax law to the instant transaction. If the facts vary from those relied upon (or if any representation, covenant, warranty or assumption upon which we have relied is inaccurate, incomplete, breached, waived, or ineffective), one or more of the opinions contained herein could be inapplicable, in whole or in part. You should be aware that an opinion of counsel represents only counsel's best legal judgment, and has no binding effect or official status of any kind, and that we can give no assurance that contrary positions may not be taken by the IRS or that a court considering the issues would not hold otherwise or disagree with the opinion.

Board of Directors of Berkshire Bancorp, Inc.
July 11, 2011

Based solely upon and subject to the foregoing and upon the assumptions set forth herein, and subject to the qualifications and caveats set forth herein, we are of the opinion that, under present United States federal income tax law:

(i)	the Merger constitutes a reorganization within the meaning of Section 368(a) of the Code;

(ii)	Berkshire and Customers will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(iii)	no gain or loss will be recognized by a Berkshire shareholder upon their exchange of Berkshire Common Stock, solely for Customers Common Stock except with respect to cash in lieu of fractional shares;

(iv)
the holding period of Customers Common Stock that is exchanged for Berkshire Common Stock will include the holding period of the shares of Berkshire Common Stock exchanged for such shares of Customers Common Stock. The opinion set forth in this Section (iv) applies solely to those Berkshire shareholders who hold their Berkshire Common Stock as a capital asset pursuant to Section 1221 of the Code; and

(v)	the basis of Customers Common Stock received by Berkshire shareholders will be the same as the basis of the Berkshire Common Stock surrendered in exchange.

We express no opinion as to the United States federal income tax consequences of the Merger to Customers, individual shareholders of Customers, or individual shareholders of Berkshire subject to special treatment under United States federal income tax law (including, for example, foreign persons, financial institutions, dealers in securities, insurance companies, tax-exempt organizations, persons who hold shares of Customers or Berkshire Common Stock in qualified retirement plans or programs, persons who acquired their shares of Customers or Berkshire Common Stock pursuant to the exercise of employee stock options or otherwise as compensation and persons who hold shares of Customers or Berkshire Common Stock as part of a hedge, straddle, conversion or constructive sale transaction) or with respect to the conversion of convertible securities. In addition, no opinion is expressed with respect to the tax consequences of the Merger under applicable foreign, state or local laws, or under federal tax laws other than those pertaining to the federal income tax. This opinion is given only with respect to laws and regulations presently in effect. We assume no obligation to advise you of any changes in law or regulation that may hereafter occur, whether the same are retroactively or prospectively applied, or to update or supplement this opinion letter in any manner to reflect any facts or circumstances that hereafter may come to our attention.

Board of Directors of Berkshire Bancorp, Inc.
July 11, 2011

This opinion is dependent upon the accuracy and completeness of the facts and assumptions referenced above, including but not limited to the Officers’ Certificates of Customers and Berkshire.  We have relied upon those facts and assumptions without any independent investigation or verification of their accuracy or completeness.  Any inaccuracy or incompleteness in our understanding of the facts and assumptions could adversely affect the opinion expressed in this letter.

The opinion expressed herein has been issued solely in connection with the Registration Statement contemplated by the Agreement, and may not be (a) utilized or relied upon for any other purpose or (b) utilized, relied upon, quoted, distributed or discussed, without, in each instance, the prior written consent of a partner of this Firm; provided, however, we do hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the reference to Bybel Rutledge LLP in the prospectus constituting a part of the Registration Statement under the captions “Questions And Answers About The Reorganization and Merger ─ What are the expected federal income tax consequences of the reorganization and merger?,” “Certain Material U.S. Federal Income Tax Consequences of the Merger,” and “Legal Matters” without admitting that we are “experts” within the meaning of the Securities Act or 1933 or the rules and regulations of the Securities and Exchange Commission issued thereunder with respect to any part of the Registration Statement, including this exhibit.  The opinion expressed herein is strictly limited to the matters stated herein and no other or more extensive opinion is intended, implied, or is to be inferred beyond the matters expressly stated herein.  This opinion letter is not a guarantee and should not be construed or relied on as such.

Very truly yours,

/s/ Bybel Rutledge LLP

BYBEL RUTLEDGE LLP